YUKON-NEVADA GOLD CORP. REPORTS AN EXCITING
NEW TARGET AT KETZA RIVER

Vancouver, Canada – September 25, 2007 – Yukon-Nevada Gold Corp. (Toronto Stock Exchange: YNG; Frankfurt Xetra Exchange: NG6) announces results from its drilling program at the Hoodoo, Penguin, Lab and Nose Zones all parts of the Ketza River Mine Manto Gold Zone on the wholly-owned, past producing, Ketza River property located near Ross River, in the Yukon Territory, Canada. All drill holes referenced in this news release are diamond drill holes.

Hoodoo Zone

The Hoodoo Zone oxide mineralization target lies on a major northwest-striking fault zone which controls mineralization in the Lab Zone and Calcite Zone gold deposits. Drilling began in mid-July, but the drill broke down during the first hole, and was removed from the project. Results have recently been received for this first hole, KR-07-1108. Starting at bedrock, a true thickness of 16.30 meters averaged 5.97 g/t Au. This included 1.70 meters of 23.30 g/t.

Strong oxide mineralization is exposed in a series of three road cuts over a vertical distance of 65 meters. The oxide mineralization along these roads averages about 30 meters along the cut. A total of 29 more holes have been completed, with most containing oxide mineralization. These assays are pending.

Table 1. Hoodoo Zone

Drill Hole Number	From	To	Thickness True (m)	Grade g/t Au
KR-07-1108	6.10	26.52	16.30	5.97
	15.24	17.37	1.70	23.30

“This zone is an exciting new discovery at the Ketza project “ said Graham Dickson, President, Yukon-Nevada Gold Corp. “It is the result of a reinvigorated exploration program”.

Penguin Zone

Results were received for 27 holes in the Penguin Zone. Several holes contained noteworthy intercepts, including hole KR-07-1043, which cut a true thickness of 6.83 meters of massive sulfide that averaged 3.72 g/t Au. Hole KR-07-1060 cut a true thickness of 6.16 meters of 3.68 g/t Au and hole KR-07-1062 intersected a true thickness of 5.26 meters of 4.30 g/t Au.

Table 2. Penguin Zone

Drill Hole Number	From	To	Thickness True (m)	Grade g/t Au
KR-07-1043	8.53	9.47	0.91	2.75
	25.00	32.07	6.83	3.72
KR-07-1048	13.90	16.85	2.95	6.20
KR-07-1049	79.78	82.74	2.20	1.55
KR-07-1050	6.32	9.10	2.66	7.87
KR-07-1052	17.37	19.04	1.67	1.64
KR-07-1060	87.82	95.90	6.16	3.68
KR-07-1062	57.00	62.59	5.26	4.30
KR-07-1065	38.71	40.95	1.73	1.99
	62.97	67.41	3.44	3.54
KR-07-1069	83.74	88.24	4.49	3.26
	94.24	96.62	2.37	8.53
KR-07-1072	111.44	112.16	0.72	1.31
KR-07-1093	29.00	31.30	2.30	4.29
	32.61	35.66	3.05	1.83

Drill holes KR-07-1044, 46, 64, 67, 75, 77, 79, 80, 83, 84, 86, 88, 90, 92 and 95 had no significant intersections.

Lab Zone

Results were received for two holes that explored a geophysical anomaly southwest of the Lab Zone deposit. The anomaly appears to coincide with a fault that passes through the heart of the Lab Zone deposit. Hole KR-07-1011 had two gold zones, including 2.50 meters of 5.08 g/t Au. This included a higher grade zone of 0.88 meters of 13.2 g/t Au. This mineralization is open along strike and dip.

Table 3. Lab Zone

Drill Hole Number	From	To	Thickness True (m)	Grade g/t Au
KR-07-1011	107.56	108.91	1.06	7.79
	116.24	119.43	2.50	5.08
	118.31	119.43	0.88	13.20

Drill hole KR-07-1012 had no significant intersections.

Nose Zone

The Nose Zone Target consisted of a gold-in-soil anomaly and coincident magnetic high, located east of the manto mineralization. Abundant sulfide mineralization was encountered in the twelve holes that were drilled, however, assays showed only minor gold values.

Table 4. Nose Zone

Drill Hole Number	From	To	Thickness True (m)	Grade g/t Au
KR-07-1041	142.34	143.78	1.44	1.31
KR-07-1068	33.07	34.51	1.44	1.35

Drill holes KR-07-1045, 47, 51, 53, 56, 58, 61, 63, 66 and 70 had no significant intersections.

All assays for the drill program at Ketza River were by ALS Chemex, North Vancouver, B.C. This news release was reviewed and approved by, the Company's Project Manager, Edward Gates, M.Sc., P.Geo., the Qualified Person for the purposes of this release, and by the Company's Executive Vice President - Exploration, Dorian L. (Dusty) Nicol, M.Sc., P, Geo.

Yukon-Nevada Gold Corp.	CHF Investor Relations
Nicole Sanches, Manager, IR	Jeanny So, Broker Specialist
Tel: (604) 688-9427	Tel: (416) 868-1079 ext. 225
Email: nicole@yngc.ca	Email: jeanny@chfir.com
www.yukon-nevadagold.com	www.chfir.com

If you would like to receive press releases via email please contact nicole@yngc.ca and specify “Yukon-Nevada Gold Corp. releases” in the subject line.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

WARNING: The Company relies upon litigation protection for "forward-looking"
statements.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.